UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13D-2(A)

AMNET MORTGAGE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

03169A108

(CUSIP Number)

MARK C. TREANOR

SENIOR EXECUTIVE VICE PRESIDENT

WACHOVIA CORPORATION

301 SOUTH COLLEGE STREET

CHARLOTTE, NORTH CAROLINA 28288-0013

Telephone: (704) 374-6565

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP No. 03169A108	Page 2 of 12 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).	WACHOVIA BANK, N.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒*
3.	SEC Use Only
4.	Source of Funds (See Instructions)	Not Applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	National Association

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power	0
	8. Shared Voting Power	1,386,600**
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,386,600**
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	18.5%**
14.	Type of Reporting Person (See Instructions)	BK

*	See Item 4.

**	Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the “Act”), the Reporting Person disclaims beneficial ownership of such Shares, and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

SCHEDULE 13D

CUSIP No. 03169A108	Page 3 of 12 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).	WACHOVIA OF ALABAMA, INC.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒*
3.	SEC Use Only
4.	Source of Funds (See Instructions)	Not Applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power	0
	8. Shared Voting Power	1,386,600**
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,386,600**
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	18.5%**
14.	Type of Reporting Person (See Instructions)	CO

*	See Item 4.

**	Pursuant to Rule 13d-4 of the Act, the Reporting Person disclaims beneficial ownership of such Shares, and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

SCHEDULE 13D

CUSIP No. 03169A108	Page 4 of 12 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).	WACHOVIA CORPORATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒*
3.	SEC Use Only
4.	Source of Funds (See Instructions)	Not Applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☒
6.	Citizenship or Place of Organization	North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power	0
	8. Shared Voting Power	1,386,600**
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,386,600**
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	18.5%**
14.	Type of Reporting Person (See Instructions)	CO

*	See Item 4.

**	Pursuant to Rule 13d-4 of the Act, the Reporting Person disclaims beneficial ownership of such Shares, and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

ITEM 1. SECURITY AND ISSUER.

This Statement (the “Statement”) relates to the common stock, $0.01 par value per share, of AmNet Mortgage, Inc. (the “Company”), a corporation organized under Maryland law. The Company’s principal executive offices are located at 10421 Wateridge Circle, Suite 250, San Diego, California 92121.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c); (f) This Statement is filed by (i) Wachovia Bank, N.A. (“WBNA”), a national bank organized under the laws of the United States, (ii) Wachovia of Alabama, Inc., an Alabama corporation (“Wachovia-Alabama”), and (iii) Wachovia Corporation, a North Carolina corporation (“Wachovia” and together with WBNA and Wachovia-Alabama, the “Reporting Persons”), in its capacity as the parent company of WBNA and Wachovia-Alabama, with the U.S. Securities and Exchange Commission (the “SEC”). The address and principal place of business of the Reporting Persons are One Wachovia Center, Charlotte, North Carolina 28288-0013. WBNA is engaged principally in the business of banking. Wachovia-Alabama is a holding company and is the parent company of WBNA. Wachovia is a financial holding company that is principally engaged in the business of banking through its subsidiaries. For information required by General Instruction C to Schedule 13D with respect to the directors and executive officers of WBNA, Wachovia-Alabama and Wachovia, reference is made to Exhibit A attached hereto and incorporated herein by reference.

(d)-(e) Except as provided below, none of WBNA, Wachovia-Alabama or Wachovia, or, to the best of their knowledge, any of the persons listed on Exhibit A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violation with respect to such laws. As previously disclosed by Wachovia in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, the SEC filed a complaint on November 4, 2004 relating to purchases, prior to the merger of Wachovia Corporation (“Legacy Wachovia”) with First Union Corporation (“Legacy First Union”) in 2001, by Legacy Wachovia of Legacy First Union common stock and the disclosures made by both legacy companies related to those purchases following the April 2001 announcement of the merger between Legacy First Union and Legacy Wachovia. Without admitting or denying the allegations set forth in the complaint, Wachovia consented to entry of final judgment by the United States District Court for the District of Columbia permanently enjoining Wachovia from directly or indirectly violating Sections 13(a) and 14(a) of the Act and Rules 12b-20, 13a-13 and 14a-9 promulgated thereunder. The judgment also ordered Wachovia to pay a civil money penalty of $37 million pursuant to Section 21(d)(3) of the Act.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The D3 Family Fund, L.P., The D3 Family Retirement Fund, L.P., The D3 Children’s Fund, L.P., The D3 Offshore Fund, L.P., The D3 Family Bulldog Fund, L.P. (all of which are Washington limited partnerships), David Nierenberg (in his individual capacity and not as a director of the Company) (together, the “Stockholders”) and WBNA entered into an Amended and Restated Voting and Support Agreement, dated as of September 13, 2005 (described in Item 4 of this Schedule 13D and attached hereto as Exhibit B) (the “Voting Agreement”), with respect to certain shares of the Company’s common stock beneficially owned by the Stockholders (the “Shares”). No shares of the Company’s common stock were purchased by WBNA pursuant to the Voting Agreement, and thus no funds were used for such purpose. Exhibit B is specifically incorporated herein by reference in response to this Item 3.

ITEM 4. PURPOSE OF THE TRANSACTION.

(a)-(j) The purpose of WBNA’s entering into the Voting Agreement covering the Shares to which this Statement relates is to facilitate the transactions contemplated by the Amended and Restated Agreement and Plan of Merger, dated as of September 13, 2005, between WBNA, PTI, Inc., a wholly owned subsidiary of WBNA (the “Merger Subsidiary”), and the Company, attached hereto as Exhibit C (the “Merger Agreement”). Except as otherwise provided in this Statement, capitalized terms that are used but not otherwise defined in this Statement shall have the meaning assigned to such terms in the Merger Agreement.

Pursuant to Instructions for Cover Page (2) to this Schedule 13D, the following is a description of the relationship among WBNA and the Stockholders under the Voting Agreement, but is not an affirmation by WBNA, Wachovia-Alabama or Wachovia of the existence of a group for purposes of Section 13(d)(3) or Section 13(g)(3) of the Act or Rule 13d-5(b)(1) thereunder. Pursuant to Rule 13d-4 of the Act, WBNA, Wachovia-Alabama and Wachovia disclaim beneficial ownership of the Shares.

As a condition to the transactions contemplated by the Merger Agreement, the Stockholders entered into the Voting Agreement with WBNA. Pursuant to the Voting Agreement, each of the Stockholders agreed, among other things, (a) to appear at each meeting or otherwise cause the Shares owned beneficially and of record by such Stockholder to be counted as present thereat for purposes of calculating a quorum, and (b) vote (or cause to be voted), in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering, all the Shares, and any other voting securities of the Company (whenever acquired), that are owned beneficially or of record by the Stockholders or as to which the Stockholders have, directly or indirectly, the right to vote or direct the voting, (i) in favor of adoption of the Merger Agreement and any other action of the Company’s shareholders requested in furtherance thereof and (ii) against any action or agreement submitted for approval of the shareholders of the Company that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of the Stockholders contained in the Voting Agreement; and (iii) against any Alternative Proposal (as such term is defined in the Voting Agreement) or any other action, agreement or transaction submitted for approval to the shareholders of the Company that such Stockholder would reasonably expect is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect the Merger or the Merger Agreement, including: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its Subsidiaries (other than the Merger); (B) a sale, lease or transfer of a material amount of assets of the Company or any of its Subsidiaries or a reorganization, recapitalization or liquidation of the Company or any of its Subsidiaries; (C) a material change in the policies or management of the Company; (D) an election of new members to the board of directors of the Company, except where the vote is cast in favor of the nominees of a majority of the existing directors; (E) any material change in the present capitalization or dividend policy of the Company or any amendment or other change to the articles of incorporation or bylaws of the Company; or (F) any other material change in the Company’s corporate structure or business.

Under the Voting Agreement, the Stockholders also agreed, if requested, to grant to WBNA a proxy to vote the Shares owned beneficially and of record by such Stockholder as indicated in the Voting Agreement if such Stockholder fails for any reason to vote such Shares in accordance with such Voting Agreement. In addition, the Stockholders agreed not to transfer or otherwise dispose of any of the Shares or any other shares of the Company’s common stock acquired after the date of such Voting Agreement and prior to the termination of such Voting Agreement.

The Voting Agreement and the proxy granted pursuant to it will terminate upon the later to occur of (i) the date on which the Merger Agreement is terminated in accordance with its terms and (ii) the Effective Time (as defined below).

The transactions contemplated by the Merger Agreement are summarized as follows:

Under the Merger Agreement, the Merger Subsidiary will merge with and into the Company (the “Merger”), with the Company continuing after the Merger as the surviving corporation and a wholly-owned subsidiary of WBNA. Pursuant to the Merger Agreement and subject to certain customary exceptions, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of the Company’s common stock will be converted into the right to receive U.S. $10.30 in cash. In addition, each outstanding right to acquire the Company’s common stock and restricted stock units granted under the Company’s 1997 Stock Incentive Plan, 1997 Stock Option Plan, 1997 Outside Directors Stock Option Plan, or the 2004 Equity Inventive Plan will fully vest. All options with an exercise price below $10.30 will be cashed out for the excess of $10.30 over the exercise price of the applicable option.

The Merger is subject to customary conditions, including approval by the stockholders of the Company, and the satisfaction of other customary terms and conditions in the Merger Agreement.

The foregoing descriptions of the transactions contemplated by the Voting Agreement and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed hereto as Exhibits B and C, respectively. Exhibits B and C are specifically incorporated herein by reference in answer to this Item 4.

Except as set forth in this Statement, the Voting Agreement and the Merger Agreement, none of WBNA, Wachovia-Alabama or Wachovia or, to the best of their knowledge, any of the individuals named in Exhibit A hereto, has any plans or proposals that relate to or that would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As a result of the Voting Agreement, WBNA may be deemed to have beneficial ownership of an aggregate of 1,386,600 shares of the Company’s common stock, which constitutes, based on information provided by the Company and set forth in the Merger Agreement, approximately 18.5% of the fully-diluted shares of voting stock of the Company.

Wachovia-Alabama, in its capacity as the parent company of WBNA, may be deemed to be the beneficial owner of 1,386,600 shares of the Company’s common stock, which constitutes, based on information provided by the Company and set forth in the Merger Agreement, approximately 18.5% of the fully-diluted shares of voting stock of the Company.

Wachovia, in its capacity as the parent company of Wachovia-Alabama and WBNA, may be deemed to be the beneficial owner of 1,386,600 shares of the Company’s common stock, which constitutes, based on information provided by the Company and set forth in the Merger Agreement, approximately 18.5% of the fully-diluted shares of voting stock of the Company.

WBNA, Wachovia-Alabama and Wachovia, however, hereby disclaim beneficial ownership of the Shares, and this Statement shall not be construed as an admission that WBNA, Wachovia-Alabama or Wachovia, for any or all purposes, is the beneficial owner of the Shares.

Other than as provided above, none of WBNA, Wachovia-Alabama or Wachovia, or to the best of their knowledge, any of the persons listed on Exhibit A hereto, owns or has any right to acquire, directly or indirectly, any shares of the Company’s common stock.

(b) Pursuant to the Voting Agreement, WBNA, Wachovia-Alabama, in its capacity as the parent company of WBNA, and Wachovia, in its capacity as the parent company of Wachovia-Alabama, may be deemed to have shared power to vote (i) 924,002 shares with The D3 Family Fund, L.P.; (ii) 286,986 shares with The D3 Family Retirement Fund, L.P.; (iii) 65,800 shares with The D3 Children’s Fund, L.P.; (iv) 63,912 shares with The D3 Offshore Fund, L.P.; (v) 30,500 shares with The D3 Family Bulldog Fund, L.P.; and (vi) 15,400 Shares with David Nierenberg. WBNA, Wachovia-Alabama and Wachovia, however, (i) are not entitled to any rights as a stockholder of the Company as to the Shares and (ii) disclaim any beneficial ownership of the Shares.

The information required by Item 2 relating to the Stockholders is set forth in Exhibit D and consists of information contained in the Schedule 13D/A filed by The D3 Family Fund, L.P., The D3 Family Retirement Fund, L.P., The D3 Children’s Fund, L.P., The D3 Offshore Fund, L.P. and The D3 Family Bulldog Fund, L.P. on July 10, 2004. While WBNA, Wachovia-Alabama and Wachovia have no reason to believe that such information was not reliable as of its date, WBNA, Wachovia-Alabama and Wachovia only accept responsibility for accurately reproducing such information and accepts no further or other responsibility for such information. In addition, WBNA, Wachovia-Alabama and Wachovia make no representation or warranty with respect to the accuracy or completeness of such information or any representation or warranty, and the filing of this Statement shall not create any implication under any circumstances, that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by any of the Stockholders, which may affect the accuracy or completeness of such information.

(c) Except with respect to the transactions contemplated by the Voting Agreement and the Merger Agreement, none of WBNA, Wachovia-Alabama or Wachovia, or to the best of their knowledge, any of the persons listed on Exhibit A hereto, has effected any transaction in the Company’s common stock during the past 60 days. The descriptions of the transactions contemplated by the Voting Agreement and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed hereto as Exhibits B and C, respectively. Exhibits B and C are specifically incorporated herein by reference in answer to this Item 5.

(d) Except as set forth in this Item 5, no other person is known by WBNA, Wachovia-Alabama or Wachovia to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Company’s common stock that may be deemed to be beneficially owned by WBNA, Wachovia-Alabama or Wachovia.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See “Item 4. Purpose of Transaction” for descriptions of the Voting Agreement and the Merger Agreement, which are qualified in their entirety by reference to the respective agreements, copies of which are filed hereto as Exhibits B and C, respectively. Exhibits B and C are specifically incorporated herein by reference in answer to this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:

Directors and Executive Officers of WBNA, Wachovia-Alabama and Wachovia

Exhibit B:

Amended and Restated Voting and Support Agreement, dated as of September 13, 2005, between WBNA and the Stockholders.

Exhibit C:

Amended and Restated Agreement and Plan of Merger, dated as of September 13, 2005, between the Company, WBNA and PTI, Inc.

Exhibit D:

Certain Information Regarding the Stockholders

Exhibit E:

Joint Filing Agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 23, 2005

WACHOVIA BANK, N.A.

By:	/s/ Mark C. Treanor
Name: Mark C. Treanor Title: Senior Executive Vice President

WACHOVIA OF ALABAMA, INC.

By:	/s/ Mark C. Treanor
Name: Mark C. Treanor Title: Senior Executive Vice President

WACHOVIA CORPORATION

By:	/s/ Mark C. Treanor
Name: Mark C. Treanor Title: Senior Executive Vice President

EXHIBIT INDEX

Exhibit A:

Directors and Executive Officers of WBNA, Wachovia-Alabama and Wachovia

Exhibit B:

Amended and Restated Voting and Support Agreement, dated as of September 13, 2005, between WBNA and the Stockholders.

Exhibit C:

Amended and Restated Agreement and Plan of Merger, dated as of September 13, 2005, between the Company, WBNA and PTI, Inc.

Exhibit D:

Certain Information Regarding the Stockholders

Exhibit E:

Joint Filing Agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.